Exhibit 21.1

SUBSIDIARY LIST

Name of Subsidiary	State Incorporation
International Isotopes Idaho Inc.	Idaho
International Isotopes Fluorine Products Inc.	Idaho
International Isotopes Transportation Services Inc.	Idaho
RadQual, LLC	Idaho
TI Services, LLC	Ohio